AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Six Months Ended	Year Ended
	June 30, 2009	December 31, 2008

Pretax earnings attributable to shareholders	$363.3	$311.7
Net earnings attributable to noncontrolling
interests in subsidiaries having fixed charges	10.7	4.2
Less undistributed equity in losses of investee	1.1	1.7
Fixed charges:
Interest on annuities	211.3	418.0
Interest expense	29.4	69.9
Debt discount and expense	.6	1.6
Portion of rentals representing interest	6.6	13.2

EARNINGS	$623.0	$820.3

Fixed charges:
Interest on annuities	$211.3	$418.0
Interest expense	29.4	69.9
Debt discount and expense	.6	1.6
Portion of rentals representing interest	6.6	13.2

FIXED CHARGES	$247.9	$502.7

Ratio of Earnings to Fixed Charges	2.51	1.63

Earnings in Excess of Fixed Charges	$375.1	$317.6

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